Q&K International Group Limited
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People’s Republic of China

November 1, 2021

VIA EDGAR

Jeffrey Lewis
Shannon Menjivar
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Q&K International Group Limited (the “Company”) Form 20-F for the fiscal year ended September 30, 2020 (“FY 2020 20-F”) Filed February 16, 2021 File No. 001-39111

Dear Mr. Lewis and Ms. Menjivar:

With respect to the comment letter dated on September 20, 2021 from the staff of the Securities and Exchange Commission regarding the Company’s FY 2020 20-F, the Company would like to request a further extension to respond to the comment letter by November 8, 2021.

The Company filed a letter via EDGAR on October 1, 2021 requesting an extension to respond by November 1, 2021. On October 26, 2021, as announced through a press release, as well as on Form 6-K, the Company sold all of its equity interest in Shanghai Qingke Investment Consulting Co., Ltd. (the “Former WFOE”), which was a wholly-owned subsidiary of the Company in China (the “Disposal”). The Former WFOE had a series of contractual arrangements with Shanghai Qingke E-commerce Co., Ltd, the Company’s former variable interest entity, through which the Company carried out certain rental apartment operation business. In light of the Disposal, the auditors need additional time to go through the Company’s proposed responses. Therefore, the Company respectfully requests a further extension to respond to the comment letter and will provide its responses via EDGAR as soon as possible, and in any event no later than November 8, 2021.

***

If you have any additional questions or comments regarding the FY 2020 20-F, please contact the undersigned at +86-21-6422-8532 or via e-mail at frank@qk365.com or the Company’s U.S. counsel, Ms. Shuang Zhao of Cleary Gottlieb Steen & Hamilton LLP at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,
By:/s/ Zhichen (Frank) Sun
Name: Zhichen (Frank) Sun
Title: Chief Financial Officer

cc:	Mr. Chengcai Qu, Chairman of the board of directors, chief executive officer, chief operating officer and vice president, Q&K International Group Limited

Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP

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